NOTICE TO READERS

These audited consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 (“fiscal 2009 consolidated financial statements”) have been adjusted from the version originally filed with the Canadian Securities Administrator’s System for Electronic Document Analysis (“SEDAR”) on April 9, 2009.

These fiscal 2009 consolidated financial statements have been adjusted to reflect our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”). We adopted SFAS 141R retrospectively on February 1, 2009 and have accounted for its impact as a retrospective change in an accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). These fiscal 2009 consolidated financial statements have been adjusted to reflect this retrospective adoption of SFAS 141R.

The effect of retrospectively adopting SFAS 141R on our previously reported fiscal 2009 consolidated financial statements is described more fully in Note 18 to these fiscal 2009 consolidated financial statements.

September 30, 2009

THE DESCARTES SYSTEMS GROUP INC.

1

Deloitte & Touche LLP

4210 King Street East

Kitchener ON N2P 2G5

Canada

Tel: (519) 650-7729

Fax: (519) 650-7601

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. (the “Company”) as at January 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009

Comments by Independent Registered Chartered Accountants on

Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 10, 2009, except as to Note 17(b) and Note 18 which are as of September 29, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009

Deloitte & Touche LLP

4210 King Street East

Kitchener ON N2P 2G5

Canada

Tel: (519) 650-7729

Fax: (519) 650-7601

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. (the “Company”) as of January 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Dexx bvba, which was acquired on October 1, 2008and whose financial statements constitute less than 1% of both consolidated total revenues and net income as well as less than 1% of consolidated total assets and net assets, respectively of the consolidated financial statement amounts as of and for the year ended January 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Dexx bvba. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2009 of the Company and our report, dated March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009, expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2009	2008
ASSETS	(Note 18 – as adjusted)
CURRENT ASSETS
Cash and cash equivalents (Note 4)	47,422	44,091
Short-term investments (Note 4)	10,210	-
Accounts receivable
Trade (Note 5)	8,702	10,447
Other	985	1,288
Prepaid expenses and other	855	951
Deferred contingent acquisition consideration (Note 6)	-	833
Deferred income taxes (Note 15)	5,490	3,000
Deferred tax charge	197	115
	73,861	60,725
CAPITAL ASSETS (Note 7)	4,888	6,722
GOODWILL	26,381	25,005
INTANGIBLE ASSETS (Note 8)	15,475	18,914
DEFERRED INCOME TAXES (Note 15)	24,665	14,570
DEFERRED TAX CHARGE	592	458
	145,862	126,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,938	3,054
Accrued liabilities (Note 9)	5,526	4,514
Income taxes payable	589	783
Deferred revenue	3,317	3,750
	11,370	12,101
INCOME TAX LIABILITY (Note 15)	2,325	1,570
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 10)	13,695	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 53,013,227 at January 31, 2009 ( January 31, 2008 – 52,929,977) (Note 11)	44,986	44,653
Additional paid-in capital	449,462	448,918
Accumulated other comprehensive income (Note 11)	363	2,006
Accumulated deficit	(362,644)	(382,854)
	132,167	112,723
	145,862	126,394

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

J. Ian Giffen	Stephen Watt
Director	Director

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
	(Note 18 – as adjusted)

REVENUES	66,044	59,025	51,990
COST OF REVENUES	22,353	20,640	17,487
GROSS MARGIN	43,691	38,385	34,503
EXPENSES
Sales and marketing	8,992	9,700	10,138
Research and development	11,458	10,540	9,033
General and administrative	9,546	7,253	7,047
Amortization of intangible assets	5,133	3,644	2,718
Contingent acquisition consideration (Note 6)	833	2,000	2,040
Impairment of goodwill	-	-	100
Restructuring recovery	-	-	(172)
	35,962	33,137	30,904
INCOME FROM OPERATIONS	7,729	5,248	3,599
INVESTMENT INCOME	1,002	1,518	592
INCOME BEFORE INCOME TAXES	8,731	6,766	4,191
INCOME TAX EXPENSE (RECOVERY) (Note 15)
Current	256	323	204
Deferred	(11,735)	(16,000)	-
	(11,479)	(15,677)	204
NET INCOME	20,210	22,443	3,987
EARNINGS PER SHARE (Note 12)
Basic	0.38	0.44	0.09
Diluted	0.38	0.43	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,961	51,225	45,225
Diluted	53,659	52,290	46,475

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
	2009	2008	2007
Common shares	(Note 18 – as adjusted)
Balance, beginning of year	44,653	19,354	21
Shares issued:
Stock options exercised	211	2,066	201
Issue of common shares net of issuance costs	122	21,514	13,621
Acquisitions	-	1,719	5,511
Balance, end of year	44,986	44,653	19,354

Additional paid-in capital
Balance, beginning of year, as originally reported	448,918	448,815	446,565
Cumulative effect of adjustments from the adoption of SAB 108 (Note 13)	-	-	1,546
Balance, beginning of year, as adjusted	448,918	448,815	448,111
Unearned compensation related to issuance of stock options	7	4	10
Stock-based compensation expense	527	466	729
Stock options exercised	(34)	(367)	(35)
Stock option income tax benefits	44	-	-
Balance, end of year	449,462	448,918	448,815

Unearned deferred compensation
Balance, beginning of year	-	-	(57)
Deferred compensation earned on stock options	-	-	57
Contingent acquisition consideration recorded (Note 6)	-	-	(869)
Contingent acquisition consideration expensed (Note 6)	-	-	869
Balance, end of year	-	-	-

Accumulated other comprehensive income (loss)
Balance, beginning of year	2,006	(123)	(375)
Foreign currency translation adjustments	(1,643)	2,127	280
Net unrealized investment gains (losses)	-	2	(28)
Balance, end of year	363	2,006	(123)

Accumulated deficit
Balance, beginning of year, as originally reported	(382,854)	(405,297)	(407,738)
Cumulative effect of adjustments from the adoption of SAB 108 (Note 13)	-	-	(1,546)
Balance, beginning of year, as adjusted	(382,854)	(405,297)	(409,284)
Net income	20,210	22,443	3,987
Balance, end of year	(362,644)	(382,854)	(405,297)

Total Shareholders’ Equity	132,167	126,394	62,749

Comprehensive income
Net income	20,210	22,443	3,987
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,643)	2,127	280
Net unrealized investment gains (losses)	-	2	(28)
Total other comprehensive income (loss)	(1,643)	2,129	252
Comprehensive income	18,567	24,572	4,239

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

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(5)

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
OPERATING ACTIVITIES	(Note 18 – as adjusted)
Net income	20,210	22,443	3,987
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	2,231	2,424	2,200
Amortization of intangible assets	5,133	3,644	2,718
Contingent acquisition consideration	-	-	869
Impairment of goodwill	-	-	100
Amortization of deferred compensation	7	4	67
Stock-based compensation expense	527	466	729
Deferred income taxes	(11,735)	(16,000)	-
Deferred tax charge	(216)	-	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	772	(1,356)	73
Other	234	(364)	731
Prepaid expenses and other	81	67	(110)
Deferred contingent acquisition consideration	833	2,000	(2,833)
Accounts payable	(617)	(812)	554
Accrued liabilities	1,379	(815)	(1,898)
Income taxes payable	(285)	580	(5)
Deferred revenue	131	(343)	(706
Cash provided by operating activities	18,685	11,938	6,476
INVESTING ACTIVITIES
Maturities of short-term investments	-	2,820	5,425
Sale of short-term investments	-	-	5,092
Purchase of short-term investments	(10,210)	-	(7,734)
Additions to capital assets	(1,343)	(1,074)	(1,359)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(2,231)	(11,374)	(29,352)
Acquisition-related costs	(928)	(1,903)	(1,079)
Cash used in investing activities	(14,712)	(11,531)	(29,007)
FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	177	23,279	13,787
Cash provided by financing activities	177	23,279	13,787
Effect of foreign exchange rate changes on cash and cash equivalents	(819)	1,035	480
Increase (decrease) in cash and cash equivalents	3,331	24,721	(8,264)
Cash and cash equivalents, beginning of year	44,091	19,370	27,634
Cash and cash equivalents, end of year	47,422	44,091	19,370
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	1,194	322	373

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, shipment bookings, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 –Significant Accounting Policies

Basis of presentation

We prepare our consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which ends on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2010” refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

As described more fully in Note 18 below, our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”) on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of SFAS No. 141, “Business Combinations” (“SFAS 141”). Under the provisions of SFAS 141R, and the guidance in SFAS No. 154, “Accounting Changes and Error Corrections” (‘SFAS 154”), we adopted SFAS 141R retrospectively on February 1, 2009.

Certain immaterial reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation. Specifically, we reclassified $573,000 from prepaid expenses and other to deferred tax charge ($115,000 current and $458,000 non-current) on the January 31, 2008 comparative consolidated balance sheet. Since the deferred tax charge balance increased to a material amount during 2009 we were required to present it as a separate line item on our consolidated balance sheets. Accordingly, we also made the related changes to prepaid expenses and other and deferred tax charge on our consolidated statements of cash flows. As well, we reclassified $35,000, $367,000 and $34,000 from additional paid-in capital to common shares on our consolidated statements of shareholders’ equity for January 31, 2007, 2008 and 2009, respectively, to reflect the amounts previously credited to additional paid-in capital for options exercised in each of those years. There were no changes to our consolidated statements of operations for any of the periods presented as a result of these reclassifications.

Basis of consolidation

The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments

Fair value of financial instruments

Financial instruments are composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities.

Foreign exchange risk

We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies.

Interest rate risk

We are exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts and short-term investments.

Credit risk

We are exposed to credit risk through our invested cash and accounts receivable. We hold our cash with reputable financial institutions and in highly liquid financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. The functional currency of the parent company is Canadian dollars. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

Use of estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, stock-based compensation, restructuring costs, valuation allowances against deferred tax assets, tax positions and recognition of contingencies.

Cash, cash equivalents and short-term investments

Cash and cash equivalents include short-term deposits with original maturities of three months or less. Short-term investments are composed of short-term deposits and debt securities maturing between three and 12 months from the balance sheet date.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from customers who do not make required payments. Specifically, we consider the age of the receivables, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Impairment of long-lived assets

We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long–Lived Assets.” We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). When we acquire a business, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested annually on October 31 for impairment to ensure that the fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Our annual goodwill impairment testing on October 31, 2008 indicated no evidence that goodwill impairment had occurred as of October 31, 2008. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over one-and-a-half to twenty years
Non-compete covenants	Straight-line over three years
Existing technology	Straight-line over one to five years
Trade names	Straight-line over two to fifteen years

Capital assets

Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over lesser of useful life or term of lease

Revenue recognition

We follow the accounting guidelines and recommendations contained in the American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues- Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Research and development costs

We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation

We adopted SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method. The accounting for our various stock-based employee compensation plans is described more fully in Note 13 below.

Income taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Effective February 1, 2007, we adopted FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The accounting for FIN 48 is described more fully in Note 15 below.

Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is

Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP became effective on October 10, 2008, and applies to prior periods for which financial statements have not yet been issued. We adopted FSP 157-3 on October 10, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS 141R. SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We currently believe that the adoption of SFAS 141R will result in the inclusion of certain types of expenses related to future business combinations in our results of operations that we currently capitalize pursuant to existing accounting standards and may also impact our financial statements in other ways. Depending on the size and scope of any future business combination that we undertake, we believe that SFAS 141R may have a material impact on our results of operations and financial condition. In our previously reported financial results for the period ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs which were presented in prepaid expenses and other. Under the transitional provisions of SFAS 141R, and the guidance in SFAS 154, we adopted SFAS 141R retrospectively on February 1, 2009, which resulted in a retrospective adjustment to our previously reported results for our fiscal year ended January 31, 2009. The effect of adopting SFAS 141R on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described below in Note 18 to these consolidated financial statements.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. We are currently in the process of assessing the anticipated impact FSP 142-3 will have on our results of operations and financial condition once effective.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.

15

Note 3 – Acquisitions

The preliminary purchase price allocation for the business we acquired during the year ended January 31, 2009, which has not been finalized, is as follows:

Dexx
Purchase price consideration:
Cash, including cash acquired ($100)	1,748
Acquisition-related costs	140
1,888

Allocated to:
Net tangible assets acquired (liabilities assumed)	(214)
Finite life intangible assets acquired:
Customer agreements and relationships	676
Existing technology	908
Trade names	111
Goodwill	407
1,888

On October 1, 2008 we acquired 100% of the outstanding shares of Dexx bvba (“Dexx”) a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The results of operations for Dexx are included in our consolidated statements of operations from the date acquired. The purchase price for this acquisition was approximately $1.7 million in cash plus an additional $0.1 million in transaction costs.

The Dexx transaction was accounted for as a purchase in accordance with SFAS 141. The purchase price allocation in the table above represents our estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Changes to the preliminary purchase price and preliminary allocation may arise as we gather additional information that impacts either the amount of the purchase price (such as post-closing working capital adjustments or other escrow claims) or information that impacts the fair value of net assets acquired (such as third-party claims impacting the value of intellectual property). The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired or written-off relating to the Dexx transaction.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Dexx
Customer agreements and relationships	10 years
Existing technology	5 years
Trade names	3 years

The goodwill on the Dexx acquisition arose as a result of their assembled workforce and the combined strategic value to our growth plan. The goodwill is not deductible for tax purposes.

No pro forma results of operations for the Dexx transaction have been presented as it is not material to our consolidated financial statements.

The final purchase price allocations for the businesses that we acquired during the year ended January 31, 2008, are set out in the following table:

	OTB	GF-X	RouteView	PCTB	Mobitrac	Total
Purchase price consideration:
Cash, including cash acquired related to GF-X ($814) and RouteView ($149)	1,443	9,241	3,343	2,090	649	16,766
Common shares	-	1,719	-	-	-	1,719
Acquisition-related costs	60	2,283	211	89	52	2,695
Total purchase price	1,503	13,243	3,554	2,179	701	21,180

Allocated to:
Net tangible assets acquired	(56)	3,931	(232)	318	81	4,042
Finite life intangible assets acquired:
Customer agreements and relationships	333	3,356	467	813	217	5,186
Non-compete covenants	-	925	-	-	-	925
Existing technology	-	2,312	904	277	243	3,736
Trade names	51	1,478	143	66	20	1,758
Goodwill	1,175	1,241	2,272	705	140	5,533
	1,503	13,243	3,554	2,179	701	21,180

The results of operations for the businesses that we acquired in 2008 are included in our consolidated statements of operations from the date acquired, as indicated below.

On March 6, 2007, we acquired certain assets of Ocean Tariff Bureau, Inc. (“Ocean Tariff Bureau”) and Blue Pacific Services, Inc. (“Blue Pacific” and, together with Ocean Tariff Bureau, the “OTB Acquisition”), both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and contract publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.1 million in cash at closing, with up to an additional $0.85 million in cash payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. If any such additional purchase price becomes payable it will be recorded as goodwill in the period that such payments come due. $0.3 million of that additional purchase price became payable during the quarter ended April 30, 2008 and was recorded as goodwill. We also incurred transaction expenses of approximately $60,000.

On August 17, 2007 we acquired 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), a global leader for electronic freight booking in the air cargo industry based in London, U.K. The acquisition adds electronic air freight booking capability to our Global Logistics Network, creating a global network capable of managing the entire air cargo shipment lifecycle. The purchase price for this acquisition included approximately $9.2 million in cash and approximately 0.5 million Descartes common shares valued at $1.7 million. Additional purchase price of up to $5.2 million in cash is payable if certain performance targets, primarily related to revenues, are met by GF-X during the period of 4 years from the date of acquisition. If any such additional purchase price becomes payable it will be recorded as goodwill in the period that such payments come due. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011. We also incurred $2.3 million of acquisition-related costs comprised of $1.1 million in transaction expenses, primarily professional fees, and $1.2 million of exit costs and involuntary employee termination benefits.

On December 20, 2007, we acquired 100% of the outstanding shares of RouteView Technologies, Inc. (“RouteView”), based in Burnsville, Minnesota. RouteView provides technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations. RouteView's map-based routing software combines with wireless, GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. The purchase price for this acquisition was approximately $3.0 million in cash, plus an additional $0.5 million in cash if certain sales targets are met by RouteView during the period of one year from the date of acquisition. $0.3 million of additional purchase price related to those provisions was recorded as goodwill in the third quarter of 2009 and paid to the former shareholders of RouteView in December 2008. We also incurred approximately $0.2 million in transaction expenses, primarily professional fees, associated with the acquisition of RouteView.

On January 9, 2008, we acquired certain assets of San Francisco, California-based Pacific Coast Tariff Bureau, Inc. (“PCTB”) in an all cash transaction. PCTB provides tariff filing and contract publishing services to ocean carriers, non-vessel operating common carriers (NVOCCs) and shippers to help them comply with U.S. regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments. We paid $2.1 million in cash at closing and also incurred transaction expenses of approximately $89,000.

On January 10, 2008, we acquired certain assets of the fleet management business formerly known as Mobitrac (“Mobitrac”) from privately-held Fluensee, Inc. in an all cash transaction. As part of the transaction, we acquired software-as-a-service routing and scheduling technology. The purchase price included $0.7 million in cash and we also incurred transaction expenses of approximately $52,000.

The OTB Acquisition and the GF-X, RouteView, PCTB and Mobitrac transactions were accounted for as purchases in accordance with SFAS 141; therefore, the tangible assets acquired were recorded at their fair value on acquisition date. There may be additional purchase price payable pursuant to the OTB Acquisition and the acquisition of GF-X.

No in-process research and development was acquired or written-off relating to the OTB Acquisition or the GF-X, RouteView, PCTB and Mobitrac transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OTB	GF-X	RouteView	PCTB	Mobitrac
Customer agreements and relationships	5 years	8 years	20 years	10 years	1.5 years
Non-compete covenants	N/A	3 years	N/A	N/A	N/A
Existing technology	N/A	5 years	5 years	1 year	4 years
Trade names	5 years	15 years	5 years	3 years	2 years

The goodwill on the above acquisitions arose as a result of their assembled workforce and the combined strategic value to our growth plan. Except for GF-X, the goodwill on the above acquisitions is deductible for tax purposes.

The results of operations subsequent to the August 17, 2007 acquisition date for GF-X have been included in our consolidated financial statements. As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired GF-X as of the beginning of each of the periods presented. The pro forma results of operations for the OTB Acquisition and the RouteView, PCTB and Mobitrac transactions have not been included the table below as those acquisitions are not material to our consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of GF-X occurred at the beginning of the period indicated, or to project our result of operations for any future period.

Pro forma results of operations

Year Ended	January 31,	January 31,
	2008	2007
Revenues	61,897	58,046
Net income	20,445	3,983
Earnings per share
Basic	0.40	0.08
Diluted	0.39	0.08

The pro forma net income for 2008 in the table above is inclusive of $0.5 million of non-recurring bonus expense earned by GF-X management in 2008; $0.4 million of costs incurred by GF-X related to the sale of GF-X to us; and non-recurring expenses of $0.2 million for the early termination of a premises lease and related dilapidations. The pro forma net income for 2007 in the table above is inclusive of $1.5 million of a research and development tax credit settlement, net of costs, related to claims from prior fiscal years; and $0.4 million of costs incurred by GF-X related to the sale of GF-X.

Note 4 - Cash, Cash Equivalents and Short-Term Investments

	January 31,	January 31,
	2009	2008
Cash and cash equivalents
Cash on deposit with banks	32,329	44,091
Bearer deposit note	15,093	-
Total cash and cash equivalents	47,422	44,091
Short-term investments
Certificates of deposit	10,210	-
Total short-term investments	10,210	-
Total cash, cash equivalents and short-term investments	57,632	44,091

Our total cash and cash equivalents balance includes approximately $0.1 million of restricted cash as at January 31, 2009 ($0.1 million at January 31, 2008).

We have operating lines of credit in Canada aggregating $2.4 million (CAD $3.0 million) as at January 31, 2009, of which none was utilized ($47,000 at January 31, 2008). Borrowings under these facilities bear interest at prime based on the borrowed currency (3.00% on Canadian dollar borrowings and 3.25% on US dollar borrowings at January 31, 2009), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable.

As at January 31, 2009 we have an outstanding letter of credit of approximately $22,000 related to one of our leased premises.

Note 5 - Trade Receivables

	January 31,	January 31,
	2009	2008
Trade receivables	9,205	11,072
Less: Allowance for doubtful accounts	(503)	(625)
	8,702	10,447

Bad debt expense (recovery) was ($10) for the year ended January 31, 2009 (January 31, 2008 - $172; January 31, 2007 - $73).

Note 6 – Contingent Acquisition Consideration

On April 7, 2006, we acquired 100% of the outstanding shares of Ottawa-based ViaSafe Inc. (“ViaSafe”). Pursuant to the ViaSafe acquisition agreement, 230,849 of the 307,799 common shares issued in connection with the acquisition, with a market value of approximately $0.9 million, were placed into an escrow account to be released to the former shareholders of ViaSafe subject to meeting various criteria, including their continued employment with us. In accordance with the guidance contained in Emerging Issues Task Force 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”), this $0.9 million was fully expensed in 2007 as a result of the termination of the employment of all of the former shareholders in 2007.

On June 30, 2006, we acquired 100% of the outstanding shares of Maryland-based Flagship Customs Services, Inc. (“FCS”). As part of our acquisition of FCS, we paid $4.0 million to establish a contingent acquisition consideration escrow that was released to the former shareholders of FCS subject to meeting various criteria, including their continued employment with Descartes. In accordance with the guidance contained in EITF 95-8, we expensed the entire $4.0 million on a straight-line basis over the 24 month service and escrow period applicable to the former shareholders which ended June 30, 2008.

Note 7 – Capital Assets

	January 31,	January 31,
	2009	2008
Cost
Computer equipment and software	16,080	17,671
Furniture and fixtures	1,609	1,785
Leasehold improvements	1,747	2,050
	19,436	21,506
Accumulated amortization
Computer equipment and software	11,623	11,632
Furniture and fixtures	1,320	1,397
Leasehold improvements	1,605	1,755
	14,548	14,784
	4,888	6,722

Note 8 –Intangible Assets

	January 31,	January 31,
	2009	2008

Cost
Customer agreements and relationships	15,571	15,281
Non-compete covenants	925	925
Existing technology	6,642	5,734
Trade names	3,936	3,826
	27,074	25,766
Accumulated amortization
Customer agreements and relationships	6,340	4,059
Non-compete covenants	448	139
Existing technology	3,039	1,339
Trade names	1,772	1,315
	11,599	6,852
	15,475	18,914

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives. Amortization expense for existing intangible assets is expected to be $4.5 million for 2010, $4.0 million for 2011, $2.4 million for 2012, $1.3 million for 2013, $0.8 million for 2014 and $2.5 million thereafter.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the fiscal years reported.

Note 9 – Accrued Liabilities

	January 31,	January 31,
	2009	2008
Accrued compensation	1,356	470
Accrued ORST (Note 10)	579	-
Accrued acquisition costs	403	833
Accrued liabilities - other	3,188	3,211
	5,526	4,514

Note 10 – Commitments, Contingencies and Guarantees

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
2010	1.7
2011	1.3
2012	1.0
2013	1.0
2014	1.0
Thereafter	2.8
8.8

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.8 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash may be payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, and up to $0.4 million remains eligible to be earned by the previous owners.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Ontario Retail Sales Tax Audit

In 2009, we were selected for an Ontario Retail Sales Tax (“ORST”) audit. The audit encompasses all of our Ontario revenues. The audit was still on-going at January 31, 2009. While no re-assessment had been issued at January 31, 2009, the audit has identified certain instances where ORST should have been collected on certain Descartes services and products. If any such additional ORST is assessed on prior customer transactions, we will attempt to collect this ORST from those customers.

We have estimated that our maximum expense resulting from the ORST audit is $0.6 million, however net of ORST amounts that we expect to collect from customers, we estimate the expense is $0.1 million. Accordingly, the net impact of $0.1 million has been included in our financial statements for the year ending January 31, 2009. We anticipate that the audit will be substantially completed during the first half of fiscal 2010.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Note 11– Share Capital

Common Shares Outstanding

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2009	2008	2007
Balance, beginning of year	52,930	46,362	40,724
Shares issued:
Stock options exercised	83	878	90
Issue of common shares net of issuance costs	-	5,200	4,140
Acquisitions	-	490	1,408
Balance, end of year	53,013	52,930	46,362

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and working capital.

As previously described, as part of the consideration for the acquisition of ViaSafe on April 7, 2006 we issued 307,799 common shares valued at approximately $1.1 million for accounting purposes. Also, as previously described, as part of the consideration for the acquisition of FCS on June 30, 2006 we issued 1,100,251 common shares valued at approximately $4.4 million for accounting purposes.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. In addition, we received an aggregate of approximately CAD$1.1 million (equivalent to approximately $1.0 million at the time of the transaction) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to our Consolidated Financial Statements for 2009 and for general corporate purposes and working capital.

As previously described, as part of the consideration for the acquisition of GF-X on August 17, 2007 we issued 489,831 common shares valued at approximately $1.7 million for accounting purposes.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

On December 3, 2008, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or the NASDAQ Stock Exchange (the "NASDAQ"), if and when we consider advisable. As of January 31, 2009 there were no purchases made pursuant to this normal course issuer bid.

Accumulated Other Comprehensive Income

Our accumulated other comprehensive income at January 31, 2009 was $0.4 million ($2.0 million at January 31, 2008), comprised entirely of foreign currency translation adjustments.

Note 12 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

Year Ended	January 31, 2009	January 31, 2008	January 31, 2007

Net income for purposes of calculating basic and diluted earnings per share	20,210	22,443	3,987
(number of shares in thousands)
Weighted average shares outstanding	52,961	51,225	45,225
Dilutive effect of employee stock options	698	1,065	1,250
Weighted average common and common equivalent shares outstanding	53,659	52,290	46,475
Earnings per share
Basic	0.38	0.44	0.09
Diluted	0.38	0.43	0.09

For the years ended January 31, 2009, 2008 and 2007, respectively, 2,004,328, 770,868 and 1,734,547 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2009, 2008 and 2007, respectively, the application of the treasury stock method excluded 1,157,231, 1,208,100 and 578,600 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 13 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over a five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of January 31, 2009, we had 5,172,908 stock options granted and outstanding under our shareholder-approved stock option plan and 229,757 remained available for grant. In addition, there were 121,737 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under SFAS 123R related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Cost of revenues	25	23	22
Sales and marketing	93	123	228
Research and development	73	53	63
General and administrative	336	267	416
Effect on net income	527	466	729

Effect on earnings per share:
Basic and diluted	0.01	0.01	0.02

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset. We realized a nominal tax benefit in connection with stock options exercised during 2009.

As of January 31, 2009, $1.3 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.5 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2009		January 31, 2008		January 31, 2007
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	41.2	36.0 to 43.8	56.5	39.2 to 58.2	64.3	59.5 to 66.5
Risk-free rate (%)	3.4	2.7 to 3.4	4.0	3.9 to 4.5	4.0	3.9 to 4.3
Expected option life (years)	5	5	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2008	4,404,854	$3.82
Granted	1,363,031	$3.15
Exercised	(83,250)	$2.24
Forfeited	(289,686)	$3.83
Expired	(100,304)	$10.68
Balance at January 31, 2009	5,294,645	$2.92	4.2	2.2

Vested or expected to vest at January 31, 2009	3,986,586	$3.01	4.0	1.7

Exercisable at January 31, 2009	2,670,216	$2.99	3.1	1.6

The weighted average grant-date fair value of options granted during 2009, 2008 and 2007 was $1.28, $2.15, and $2.10 per share, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was approximately $0.1 million, $2.1 million and $0.2 million, respectively.

Options outstanding and options exercisable as at January 31, 2009 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of Stock Options
$1.10 – $1.10	$1.10	950,400	2.7	$1.10	738,540
$1.79 – $2.31	$2.04	896,190	3.2	$2.04	603,090
$2.49 – $3.15	$2.76	1,758,227	5.4	$2.71	496,608
$3.40 – $4.48	$3.67	1,491,150	4.6	$3.72	633,300
$6.15 – $13.37	$11.30	198,678	1.9	$11.30	198,678
	$2.92	5,294,645	4.2	$2.99	2,670,216

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of January 31, 2009 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2008	2,373,620	$1.80
Granted	1,363,031	$1.28
Vested	(924,372)	$1.41
Forfeited	(213,200)	$1.77
Balance at January 31, 2009	2,599,079	$1.35

SAB 108

In September 2006, the SEC issued SAB No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transitional provisions of SAB 108 allow us to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 for the year ended January 31, 2007.

In applying SAB 108, we considered the results of a Company-initiated voluntary review of our stock option granting process since 1997, which review was completed by a Special Committee of independent directors with the assistance of independent external legal counsel. This review did not identify any fraud or intentional wrongdoing. The review did identify certain administrative errors that resulted in an aggregate understatement of approximately $1.5 million in non-cash stock-based compensation expense over the seven fiscal years ended January 31, 2006. The identified errors were: (a) certain instances relating to grants made to employees where the list of employees and/or shares allocated to them was not sufficiently definitive for the grant to be deemed final as of the reported grant date ($1.1 million); (b) delays between board approval and the final grant of stock options that departed from our normal practice ($0.3 million); and (c) one grant in 1999 which inadvertently used the wrong exercise price in the grant documents ($0.1 million).

The following table shows the understated non-cash stock-based compensation expense for each of the periods identified together with the understatement expressed as a percentage of net income (loss) for the applicable period:

Year Ended January 31	2006	2005	2004	2003	2002	2001	2000	Total
(thousands of dollars)

Stock-based compensation expense	20	33	63	269	616	451	94	1,546

Net income (loss) as reported	2,989	(55,331)	(38,493)	(138,195)	(58,718)	(31,626)	(21,769)
Percent of net income (loss) as reported	0.68%	0.06%	0.16%	0.19%	1.05%	1.43%	0.43%

Based in part on this analysis, and applying the guidance of SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), we concluded that the impact of these errors was immaterial to prior fiscal years under the "rollover" method that we have historically used. However, applying the “iron curtain” method identified in SAB 108, we concluded that the cumulative errors were material to our fiscal 2007 consolidated financial statements. Accordingly, our opening accumulated deficit for fiscal 2007 was increased by $1.5 million from $407.7 million to $409.3 million, with an offsetting $1.5 million increase to additional paid-in capital, in accordance with the implementation guidance in SAB 108.

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $25,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is presented as follows:

Number of DSUs Outstanding
Balance at January 31, 2008	41,861
Granted	21,857
Settled in cash	(6,242)
Balance at January 31, 2009	57,476

As at January 31, 2009, the total DSUs held by participating directors was 57,476, representing an aggregate accrued liability of approximately $155,000 ($158,000 at January 31, 2008). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $30,000, $17,000 and $49,000 for 2009, 2008 and 2007, respectively.

Restricted Share Unit Plan

Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally become vested based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date.

A summary of activity under our RSU plan is presented as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2008	195,728
Granted	472,774
Vested and settled in cash	(101,872)
Forfeited	(2,765)
Balance at January 31, 2009	563,865	3.0

Vested at January 31, 2009	9,744	-

Non-vested at January 31, 2009	554,121	3.0

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of approximately $90,000 at January 31, 2009 ($34,000 at January 31, 2008). As at January 31, 2009, the unrecognized aggregate liability for the non-vested RSUs was approximately $1.4 million ($0.7 million at January 31, 2008). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our consolidated statements of operations was approximately $0.4 million, $0.3 million and nil for 2009, 2008 and 2007, respectively.

Note 14 – Employee Pension Plans

We maintain various defined contribution benefit plans for our Canadian, US and UK employees. While the specifics of each plan are different in each country, we contribute an amount related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at our discretion. The pension costs were approximately $0.3 million in each of 2009, 2008 and 2007.

Note 15 – Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007

Canada	2,430	(2,950)	(1,484)
United States	3,606	7,589	6,466
Other countries	2,953	2,127	(791)
Income before income taxes	8,989	6,766	4,191

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Current income tax expense
Canada	(122)	(160)	59
United States	409	450	92
Other countries	(31)	33	53
	256	323	204
Deferred income tax expense (recovery)
Canada	(13,495)	-	-
United States	3,650	(16,000)	-
Other countries	(1,890)	-	-
	(11,735)	(16,000)	-
Income tax expense (recovery)	(11,479)	(15,677)	204

The components of the deferred tax assets are as follows:

	January 31,	January 31,
	2009	2008
Current deferred income tax asset:
Accumulated net operating losses:
Canada	1,450	-
United States	3,420	3,000
Europe, Middle East & Africa (“EMEA”) Asia Pacific	585 35	- -
Net current deferred income tax asset	5,490	3,000

Non-current deferred income tax liability:

Difference between tax and accounting basis of intangible assets	(2,945)	(6,554)
Deferred expenses currently deductible	(553)	-
Uncertain tax positions incurred in loss years	(2,359)	(2,868)
	(5,857)	(9,422)
Non-current deferred income tax asset:
Accruals not currently deductible	2,541	1,072
Accumulated net operating losses:
Canada	16,270	20,952
United States	12,060	14,731
EMEA	24,766	34,429
Asia Pacific	4,056	5,999
Accumulated net capital losses:
Canada	398	492
Corporate minimum taxes	913	869
Difference between tax and accounting basis of capital assets	10,759	16,120
Difference between tax and accounting basis of intangible assets	3,537	1,187
Research and development tax credits and expenses	3,627	3,512
Expenses of public offerings	366	659
Other timing differences	12	26
	79,305	100,048

Net non-current deferred income tax asset	73,448	90,626
Valuation allowance	(48,783)	(76,056)
Non-current deferred income tax asset, net of valuation allowance	24,665	14,570

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for $48.7 million of our net deferred tax assets of $78.9 million, resulting in a total net deferred tax asset of $30.2 million at January 31, 2009.

As at January 31, 2009, we had not accrued for Canadian income taxes and foreign withholding taxes applicable to approximately $15.0 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. We also have not accrued for Canadian and foreign income taxes applicable to approximately $0.4 million of unrealized foreign exchange losses related to loans and advances with and between our subsidiaries. The foreign exchange losses on these loans and advances, which we also consider to be invested indefinitely, will become subject to these taxes if and when the underlying loans and advances are settled. The potential amount of unrecognized deferred Canadian income tax liabilities and foreign withholding and income tax liabilities on the unremitted earnings and foreign exchange gains is not currently practicably determinable.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Combined basic Canadian statutory rates	33.5%	35.9%	36.1%

Income tax expense based on the above rates	2,925	2,429	1,514
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	2,732	3,223	2,698
Effect of differences between Canadian and foreign tax rates	150	960	(113)
Application of loss carryforwards not previously recognized	(4,150)	(18,549)	(4,028)
Application of research and development tax credits	(27)	(101)	-
Valuation allowance	(13,133)	(3,849)	52
Deferral of tax charges	197	(573)	-
Other	(173)	783	81
Income tax expense (recovery)	(11,479)	(15,677)	204

We have combined income tax loss carryforwards of approximately $217.4 million, which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2010	16,246	540	-	302	17,088
2011	-	1,226	4,226	516	5,968
2012	-	883	5,518	770	7,171
2013	-	-	4,171	659	4,830
2014	15,688	-	3,489	528	19,705
2015	-	-	1,912	-	1,912
2016	-	-	-	-	-
2017	-	-	225	-	225
2018	-	3,161	16	-	3,177
2019	-	1,920	-	-	1,920
2020	-	10,688	-	-	10,688
2021	-	3,502	-	-	3,502
2022	-	1,568	-	-	1,568
2023	-	703	-	-	703
2024	-	9,740	-	-	9,740
2025	22,369	7,926	-	-	30,295
2026 2027 2028	165 - 10,857	- - -	- - -	- - -	165 - 10,857
Indefinite	556	-	74,066	13,243	87,865
	65,881	41,857	93,623	16,018	217,379

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The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	2009	2008
Unrecognized tax benefits as at February 1	4,438	3,194
Gross increases – tax positions in prior periods	3	132
Gross increases – tax positions in the current period	828	1,294
Lapsing of statutes of limitations	(491)	(182)
Unrecognized tax benefits as at January 31	4,778	4,438

We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $4.8 million of unrecognized tax benefits at January 31, 2009, approximately $4.4 million would impact the effective income tax rate if recognized.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at January 31, 2009 and January 31, 2008, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
US Federal	2005 and prior
Canada	2001 and prior
United Kingdom	2002 and prior
Sweden	2002 and prior

Note 16 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic area of operation and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Revenues
Canada	8,510	8,851	5,670
Americas, excluding Canada	39,769	34,533	31,914
EMEA	16,399	13,993	12,479
Asia Pacific	1,366	1,648	1,927
	66,044	59,025	51,990

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Revenues
Services	61,024	54,553	46,750
License	5,020	4,472	5,240
	66,044	59,025	51,990

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Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	January 31,	January 31,
	2009	2008
Total long-lived assets
Canada	3,449	5,050
Americas, excluding Canada	1,118	1,097
EMEA	311	524
Asia Pacific	10	51
	4,888	6,722

Note 17 – Subsequent Events

a)	Acquisitions

On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our Global Logistics Network™ (“GLN”) and extended our customs compliance solutions. Oceanwide's logistics business (“Oceanwide”) is focused on a web-based, hosted software-as-a-service (“SaaS”) model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.4 million in cash plus transaction costs.

On March 10, 2009, we acquired all of the shares of privately-held Scancode Systems Inc. (“Scancode) in an all-cash transaction. Scancode provides its customers with a system that scales from the loading dock to the enterprise, providing up-to-date rates that allow customers to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The purchase price for this acquisition, net of working capital received, was approximately $6.5 million in cash plus transaction costs.

b)	Common Shares

On September 29, 2009, we entered into a binding bought deal share offering in Canada to raise gross proceeds of CAD$40,002,300 (approximately $37.2 million) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The Company and certain executive officers and directors agreed to grant the underwriters an over-allotment option to purchase, in aggregate, up to an additional 1,025,700 common shares, being 15% of the common shares to be sold under the offering, at CAD$5.85 per share. We anticipate using the net proceeds of the offering for general corporate purposes and potential future acquisitions. The offering is scheduled to close on October 20, 2009.

Note 18 – SFAS 141R Adjustment

As disclosed in Note 2 above, we retrospectively adjusted our January 31, 2009 consolidated financial statements as a result of adopting SFAS 141R on February 1, 2009. The following table sets forth the effects of the adjustment on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009. Amounts reflected as “As Previously Reported” represent those amounts included in our previously issued consolidated financial statements for the year ended January 31, 2009. There was no impact on our January 31, 2008 consolidated financial statements.

Consolidated Balance Sheet

January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Prepaid expenses and other	1,113	(258)	855
Total assets	146,120	(258)	145,862
Accumulated deficit	(362,386)	(258)	(362,644)
Total shareholders’ equity	132,425	(258)	132,167
Total liabilities and shareholders’ equity	146,120	(258)	145,862

Consolidated Statement of Operations

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
General and administrative expenses	9,288	258	9,546
Income before income taxes	8,989	(258)	8,731
Net income	20,468	(258)	20,210
Basic earnings per share	0.39	(0.01)	0.38

Consolidated Statement of Shareholders’ Equity

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Net income	20,468	(258)	20,210
Accumulated deficit	(362,386)	(258)	(362,644)
Comprehensive income	18,825	(258)	18,567

Consolidated Statement of Cash Flows

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Net income	20,468	(258)	20,210
Prepaid expenses and other	(177)	258	81

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